

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
Scott Kettle
Chief Executive Officer
Gawk Incorporated
5300 Melrose Avenue Suite 42
Los Angeles, CA 90038

  Re: Gawk Incorporated
     Form 10-K for Fiscal Year Ended January 31, 2014
     Filed August 7, 2014
     Form 10-K/A for Fiscal Year Ended January 31, 2014
     Filed September 3, 2014
     File No. 333-180611

Dear Mr. Kettle:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2014

1. Please amend your filing to provide certifications that conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. Specifically, revise your certification to refer to the registrant rather than the small business issuer throughout. Please similarly amend Exhibit 31 filed with your April 30, 2014 and July 31, 2014 Forms 10-Q.

Form 10-K/A for the Fiscal Year Ended January 31, 2014

2. We note that you did not include any certifications in the exhibits to your filing. Please file an amendment to include the certification required by Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief